GeoVax Labs, Inc.

1955 Lake Park Drive

Suite 300

Smyrna, Georgia 30080

(678) 384-7220

June 1, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	GeoVax Labs, Inc. Registration Statement on Form S-1 File No. 333-296214

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GeoVax Labs, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-296214) filed with the U.S. Securities and Exchange Commission on May 26, 2026, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on Wednesday, June 3, 2026 or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act.

If you have any questions or comments, please contact me or if you prefer, you may contact our counsel, F. Reid Avett of Womble Bond Dickinson (US) LLP, by telephone at (202) 857-4425, or by email at reid.avett@wbd-us.com.

Very truly yours,

GeoVax Labs, Inc.

By:	/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer